Filed by Professionally Managed Portfolios (SEC File No. 333-265863)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Northern Lights Fund Trust
Zeo Short Duration Income Fund
Zeo Sustainable Credit Fund
SEC File No. 811-21720

On Behalf of Zeo Funds	Zeo Funds Inbound Calling Script Meeting Date: Wednesday September 28th Toll-Free # (877) 403-2032
GREETING:

Thank you for calling the Zeo Funds proxy information line. My name is
, may I have your name please?

Thank you Mr/Mrs . Are you calling about the upcoming Special Meeting of Shareholders?

IF YES:

The Board of Directors recommends a vote “FOR” on the Proposals. Would like to vote along with the Board’s Recommendations?

IF YES TO VOTING WITH BOARD’s RECOMMENDATION:

Thank you. For the record, would you please restate your full name and mailing address?

Again, my name is , a proxy voting specialist on behalf of Zeo Funds.
Today’s date is and the time is Eastern Time.

Mr./Ms. , I have recorded your vote in accordance with the Board’s recommendation.

If you wish to make any changes you may contact us back at this number. We hope you have a great day/evening.

IF NO TO VOTING WITH THE BOARD’S RECOMMENDATION:

Are there any questions regarding the proposals that I can help answer so that you may participate in the vote today?

If a non-proxy related question, respond:

Mr./Ms. . I apologize I do not have access to that information. Please feel free to call your Financial Advisor or the Zeo Funds shareholder services team directly at 1-415-438-4283.

On Behalf of Zeo Funds	Zeo Funds Inbound Calling Script Meeting Date: Wednesday September 28th Toll-Free # (877) 403-2032
GREETING:

Hello, is Mr./Ms. available?

(OR)

I am trying to reach the individual who is responsible for Proxy Voting – are they available?

IF YES SHAREHOLDER AVAILABLE:

Hi Mr./Ms. , my name is and I am calling on a recorded line on behalf of Zeo Funds. Zeo sent you proxy materials requesting that you vote your eligible shares prior to the upcoming Special Meeting of Shareholders meeting scheduled to be held on September 28th, 2022.

The Board of Directors recommends a vote “FOR” on the Proposals, and we are calling to ask if you would like to vote along with the Board’s Recommendation.

IF YES TO VOTING WITH BOARD’s RECOMMENDATION:

Thank you. For the record, would you please state your full name and mailing address? Again, my name is , a proxy voting specialist on behalf of Zeo Funds.

Today’s date is and the time is Eastern Time. Mr./Ms.
, I have recorded your vote in accordance with the Board’s recommendation.

If you wish to make any changes you may contact us by calling 1-877-403-2032. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF NO TO VOTING WITH THE BOARD’S RECOMMENDATION:

Are there any questions regarding the proposals that I can help answer so that you may participate in the vote today?

On Behalf of Zeo Funds	Zeo Funds Inbound Calling Script Meeting Date: Wednesday September 28th Toll-Free # (877) 403-2032

PROPOSALS BEING VOTED ON

Proposal 1: To approve an Agreement and Plan of Reorganization (the “Plan”), under which all of the assets of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund, each a series of Northern Lights Fund Trust, (each a “Target Fund” and together the “Target Funds”) into the Osterweis Short Duration Credit Fund and the Osterweis Sustainable Credit Fund, respectively, each a newly created series of Professionally Managed Portfolios (each an “Acquiring Fund” and together the “Acquiring Funds”) (each a “Reorganization” and together the “Reorganizations").

Proposal 2: To approve an interim investment advisory agreement and a new investment advisory agreement between Osterweis Capital Management, LLC (“Osterweis”) and Northern Lights Fund Trust, on behalf of the Zeo Short Duration Income Fund and Zeo Sustainable Credit Fund (the “Advisory Agreement”).

Proposal 3: To transact such other business, if any, as may properly come before the Special Meeting or any adjournments or postponements thereof.

CONFIRMATION

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is , a proxy voting specialist on behalf of Zeo Funds.
Today’s date is and the time is Eastern Time.

Mr./Ms. , I have recorded your (RECITE VOTING INSTRUCTIONS) vote with respect to the proposals as set forth in the proxy materials you received.

If you wish to make any changes you may contact us by calling 1-877-403-2032. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF Shareholder NOT AVAILABLE:

Is there a better time to reach Mr./Ms. ? (IF YES) Make note & set up call back time.

On Behalf of Zeo Funds	Zeo Funds Inbound Calling Script Meeting Date: Wednesday September 28th Toll-Free # (877) 403-2032

If materials not received:
I can resend the materials to you. Do you have an email address this can be sent to?
(IF YES: Type email addresses in the notes and read it back phonetically to the Shareholder)
(IF NO: Continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip, to confirm we have it correctly) If stockowner will not provide email address, they will need to contact their Financial Advisor to get a new package mailed to them.

Thank you. You should receive these materials shortly. Included in the email will be the statement as well as the toll-free number to call us back and place your vote. The number is (877) 403-2032 and we are available Monday-Friday 9am-6pm EST.